FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For January 8, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

(Translation of registrant’s name into English)

 Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Press release entitled, “ABN AMRO awards EDS $1.3 billion IT outsourcing contract for Wholesale Clients SBU”, dated 24 December 2002.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V. (Registrant)
Date: 08 Jan 2003	By: /s/ T. de Swaan Name: T. de Swaan Title: Member of the Managing Board

By: /s/ J.CH.L. Kuiper Name: J.CH.L. Kuiper Title: Member of the Managing Board

ABN AMRO BANK N.V. (Registrant)
Date: 08 Jan 2003	By: /s/ T. de Swaan Name: T. de Swaan Title: Member of the Managing Board

By: /s/ J.CH.L. Kuiper Name: J.CH.L. Kuiper Title: Member of the Managing Board

Item 1

Further information can be obtained from: Press Relations : +44 20 76788244 Investor Relations : +31 20 6287835	This press release is also available on the internet: - http://www.abnamro.com/pers (Dutch version) - http://www.abnamro.com/pressroom (English version)

Press Release

24 December 2002

ABN AMRO Awards EDS $1.3 Billion IT Outsourcing Contract For Wholesale Clients SBU

ABN AMRO and EDS today announced that they have reached an agreement on an IT outsourcing contract for ABN AMRO’s Wholesale Client (WCS) Strategic Business Unit.

The contract covers the provision of technology services and applications development in the major countries in which WCS operates.

Implementation of the agreement will take place after certain conditions have been met, (such as regulatory approvals and advice from the workers councils), and is due to commence over the coming weeks.

The phase in of the services to be provided under the contract, is due to occur over the coming months.

The total value of the contract is expected to be valued at EUR 1.3 billion (approximately $1.3B USD) based on a five- year period. Further details of the contract will be made available at ABN AMRO’s 2002 results announcement on 13 February 2003.

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Note to the editor:

About ABN AMRO
ABN AMRO is one of the world's largest banks with total assets of EUR607.5 billion and a presence in over 60 countries. Its activities are grouped into three strategic business units: Wholesale Clients, which provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide; Consumer & Commercial Clients, which focuses on retail and SME clients in a number of core markets; and Private Clients & Asset Management, which focuses on private banking and fund management clients.

About EDS
EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world’s best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers’ trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world’s leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2001. The company’s stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at www.eds.com.